

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Shannon E. Young III
Executive Vice President and Chief Financial Officer
Talos Energy Inc.
333 Clay Street, Suite 3300
Houston, Texas 77002

> **Re: Talos Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Form 8-K filed November 3, 2022**
> **File No. 001-38497**

Dear Shannon E. Young III:

We have reviewed your December 5, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Response Dated December 5, 2022

Form 10-K for Fiscal Year Ended December 31, 2021
Risk Factors
We are a holding company that has no material assets other than our ownership of the equity interests of Talos Production Inc., page 60

1. Your response to prior comment 1 states that you have disclosed the extent and nature of restrictions on the ability of your subsidiaries to transfer funds to the parent on pages F-23 and F-24 of your Form 10-K. However, it appears that you should provide disclosure consistent with Rule 4-08(e) of Regulation S-X. For example, the disclosure on page F-23 refers to certain limitations on the Company and its subsidiaries without distinction, and it does not appear that you have disclosed separately the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as required by Rule 4-

08(e)(3)(ii) of Regulation S-X. In addition, it appears that the disclosures per Rules 5-04(c) Schedule I and 12-04 of Regulation S-X should be provided.

Form 8-K filed November 3, 2022, page x

2. As noted in prior comment 10, it appears your presentation of the non-GAAP measure Free Cash Flow should be renamed as it is not consistent with the typical calculation of this measure. Please revise your presentation accordingly.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation